Beta Music Group, Inc.
7100 Biscayne Blvd.
Miami, FL 33138

July 14, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:   Paul Fischer

RE:          Beta Music Group, Inc.
Form 10-K for the year ended December 31, 2013
Filed:  June 26, 2014
Form 10-Q for the period ended March 31, 2014
Filed May 20, 2014
File No.  000-53729

Dear Ms. Drazen:

The following is filed in response to your comment letter dated May 27, 2014:

The Business, page 1

1.
We note that in December 2013 USave acquired from Viewpon Holdings the exclusive worldwide licensing rights to operate and sell services and products available on Viewpon's digital media platform. In this regard, please disclose the consideration paid for these licensing rights. Tell us how you accounted for the licensing rights. Refer to your basis in accounting literature.

Response:

 On December 20, 2013, the Company acquired from Viewpon Holdings inventory of video discount coupons and exclusive worldwide licensing rights to operate and sell services and products available on Viewpon’s digital media platform.  The Company issued 1,300,000 shares of restricted stock to Viewpon Holdings, Inc. in exchange for the purchase of inventory from Viewpon Holdings, Inc. The fair value of inventory was assessed at $68,994 and the license was assessed at $0 fair value given the uncertainty about commercialization of the license by the Company.

2.
We note your response to comment 5, where you state that environmental laws do not affect your business. Please remove this section of disclosure from your filing if it is not material to your operations.

Response:

Please be advised that environmental laws do not affect our business.  This will be omitted from all future filings.

The undersigned, on behalf of Beta Music Group, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact the undersigned.

Sincerely,
/s/ Jim Ennis
Jim Ennis, CEO